FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 12, 2025

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Fitch Ratings (“Fitch”) has upgraded Santander’s Long Term Issuer Default Rating (IDR) from ‘A-‘ to ‘A’, Short term IDR from ‘F2’ to ‘F1’ and Viability Rating from ‘a-‘ to ‘a’. The outlook on the IDR is stable. The assigned rating is one notch above the Spanish sovereign Long-Term IDR of 'A-'/Positive.

A list of rating actions taken yesterday is detailed below:

ENTITY/DEBT	RATING			ACTION
	TYPE	PRIOR	CURRENT
Banco Santander, S.A.	LT IDR[1]	A-	A	Upgrade
	ST IDR[2]	F2	F1	Upgrade
	Viability	a-	a	Upgrade
	DCR[3]	A(dcr)	A+(dcr)	Upgrade
Preferred	LT	BB	BB+	Upgrade
Senior non-preferred	LT	A-	A	Upgrade
Long-term deposits	LT	A	A+	Upgrade
Senior preferred	LT	A	A+	Upgrade
Subordinated	LT	BBB	BBB+	Upgrade

Boadilla del Monte (Madrid), 12 February 2025

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

1 Long-Term Issuer Default Rating

2 Short-Term Issuer Default Rating

3 Derivative Counterparty Rating

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 12, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance